June 28, 2007

Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549

Re: Solar Enertech Corp.
       Commission File # 000-51717

We have reviewed Item 402(b) included in the From 8K of Solar Enertech Corp. Filed with the Securities and Exchange Commission and are in agreement with the statements contained therein which pertain to Malone & Bailey, PC.

/S/ Malone & Bailey, PC

Malone & Bailey, PC
www.malone-bailey.com
Houston, Texas